Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended September 30, 2009
(millions, except per share amounts)

Operating Revenue	$16,049

Operating Expenses	12,569

Income from operations	3,480

Other income	59

Interest and related charges	861

Income before income tax expense including noncontrolling interests	$2,678

Income tax expense	1,017

Net Income including noncontrolling interests	1,661

Noncontrolling interests	17

Net Income attributable to Dominion	$1,644

Earnings Per Common Share – Basic and Diluted

Net income attributable to Dominion	$2.79